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                SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549


                          SCHEDULE 13G
                         (Rule 13d-102)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
  TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
                      PURSUANT TO RULE 13d-2(b)



                       (Amendment No. 4) *




                     Twin City Bancorp, Inc.
        --------------------------------------------------
                        (Name of Issuer)



                          Common Stock
        --------------------------------------------------
                 (Title of Class of Securities)



                          901412 10 6
                      --------------------
                         (CUSIP Number)


                               N/A
    -------------------------------------------------------
    (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [x]  Rule 13d-1(b)

     [x]  Rule 13d-1(c)

     [ ]  Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       Page 1 of 9 pages
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CUSIP No. 901412 10 6             13G           Page 2 of 9 Pages


1.   NAMES OF REPORTING PERSONS:

     Twin City Bancorp, Inc. Employee Stock Ownership Plan Trust

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     62-1585189

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*

        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     State of Tennessee

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

5.   SOLE VOTING POWER                    0

6.   SHARED VOTING POWER            103,064

7.   SOLE DISPOSITIVE POWER:              0

8.   SHARED DISPOSITIVE POWER:       34,786

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                        103,064

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:*   [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:   8.5%

12.  TYPE OF REPORTING PERSON:*   EP


             *SEE INSTRUCTION BEFORE FILLING OUT!
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CUSIP No. 901412 10 6             13G         Page 3 of 9 Pages


1.   NAMES OF REPORTING PERSONS:

     William C. Burriss, Jr.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*

        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:


5.   SOLE VOTING POWER            45,393

6.   SHARED VOTING POWER          89,135

7.   SOLE DISPOSITIVE POWER:      45,393

8.   SHARED DISPOSITIVE POWER:    76,628

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                     134,528

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:*   [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:   11.0%

12.  TYPE OF REPORTING PERSON:*   IN


             *SEE INSTRUCTION BEFORE FILLING OUT!

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CUSIP No. 901412 10 6             13G           Page 4 of 9 Pages


1.   NAMES OF REPORTING PERSONS:

     Sid Oakley

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*

        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:


5.   SOLE VOTING POWER             5,543

6.   SHARED VOTING POWER          91,450

7.   SOLE DISPOSITIVE POWER:       5,543

8.   SHARED DISPOSITIVE POWER:    78,943

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                      96,993

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:*   [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:   8.0%

12.  TYPE OF REPORTING PERSON:*  IN


             *SEE INSTRUCTION BEFORE FILLING OUT!
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CUSIP No. 901412 10 6             13G          Page 5 of 9 Pages


1.   NAMES OF REPORTING PERSONS:

     Louis H. Phetteplace

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*

        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

5.   SOLE VOTING POWER            15,293

6.   SHARED VOTING POWER          80,785

7.   SOLE DISPOSITIVE POWER:      15,293

8.   SHARED DISPOSITIVE POWER:    68,278

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                      96,078

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:*   [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:   7.9%

12.  TYPE OF REPORTING PERSON:*  IN


             *SEE INSTRUCTION BEFORE FILLING OUT!

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CUSIP No. 901412 10 6             13G          Page 6 of 9 Pages


1.   NAMES OF REPORTING PERSONS:

     Paul H. Wohlford

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*

        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:


5.   SOLE VOTING POWER            11,543

6.   SHARED VOTING POWER          85,552

7.   SOLE DISPOSITIVE POWER:      11,543

8.   SHARED DISPOSITIVE POWER:    73,045

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                      97,095

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:*  [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:   8.0%

12.  TYPE OF REPORTING PERSON:  IN*


             *SEE INSTRUCTION BEFORE FILLING OUT!
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                                              Page 7 of 9 Pages

                  Securities and Exchange Commission
                        Washington, D.C.  20549


ITEM 1(a)  NAME OF ISSUER.
           Twin City Bancorp, Inc.

ITEM 1(b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.
           310 State at Edgemont
           Bristol, Tennessee  37620

ITEM 2(a)  NAME OF PERSON(S) FILING.
           Twin City Bancorp, Inc. Employee Stock Ownership Plan Trust ("ESOP"), and the following individuals who serve as its trustees: William C. Burriss, Jr., Sid Oakley, Louis H. Phetteplace, and Paul R. Wohlford.

ITEM 2(b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE.
           Same as Item 1(b).

ITEM 2(c)  CITIZENSHIP.
           See Row 4 of the second part of the cover page provided for each reporting person.

ITEM 2(d)  TITLE OF CLASS OF SECURITIES.
           Common Stock, par value $1.00 per share.

ITEM 2(e)  CUSIP NUMBER.
           See the upper left corner of the second part of the cover page provided for each reporting person.

ITEM 3.    IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b),
           OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS
           A:

    (f) [x] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

    If this statement is filed pursuant to Rule 13d-1 (c), check this box. [x]

    Items (a), (b), (c), (d), (e), (g), (h), (i), and (j) are not
applicable. This Schedule 13G is being filed on behalf of the ESOP identified in Item 2(a), filing under the Item 3(f) classification, and by each trustee of the trust established pursuant to the ESOP, filing pursuant to Rule 13d-1(c) and applicable SEC no-action letters.
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                                               Page 8 of 9 Pages

ITEM 4.  OWNERSHIP.

         (a) Amount Beneficially Owned: See Row 9 of the second part of the cover page provided for each reporting person.

         (b) Percent of Class: See Row 11 of the second part of the cover page provided for each reporting person.

         (c) See Rows 5, 6, 7, and 8 of the second part of the cover page provided for each reporting person.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that
as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of
securities, check the following:   [  ]

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
         PERSON.

         Twin City Bancorp, Inc., in its capacity as the ESOP
Committee, has the power to determine whether dividends on allocated shares that are paid to the ESOP trust are distributed to participants or are used to repay the ESOP loan.

ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
         WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
         PARENT HOLDING COMPANY.

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
         GROUP.

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10. CERTIFICATION.

         By signing below, each signatory in the capacity of an ESOP trustee certifies that, to the best of his knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

         By signing below, each signatory in his individual
capacity certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a
participant  in any transaction having that purpose or effect.
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                                              Page 9 of 9 Pages

SIGNATURE:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TWIN CITY BANCORP, INC. EMPLOYEE STOCK OWNERSHIP PLAN TRUST

By Its Trustees:


     /s/ William C. Burriss                  /s/February 4, 1999
     __________________________________      ___________________
     William C. Burriss, as Trustee             Date

     /s/ Sid Oakley                          /s/January 25, 1999
     __________________________________      ___________________
     Sid Oakley, as Trustee                    Date

     /s/ Louis H. Phetteplace                /s/January 25, 1999
     __________________________________      ___________________
     Louis H. Phetteplace, as Trustee          Date

     /s/ Paul R. Wohlford                    /s/January 25, 1999
     __________________________________      ___________________
     Paul R. Wohlford, as Trustee              Date


/s/ William C. Burriss                        /s/February 4, 1999
_________________________________________    ___________________
William C. Burriss, as an Individual           Date
  Stockholder

/s/ Sid Oakley                               /s/January 25, 1999
_________________________________________    ___________________
Sid Oakley, as an Individual                   Date
  Stockholder

/s/ Louis H. Phetteplace                     /s/January 25, 1999
_________________________________________    ___________________
Louis H. Phetteplace, as an Individual         Date
  Stockholder

/s/ Paul R. Wohlford                         /s/January 25, 1999
_________________________________________    ___________________
Paul R. Wohlford, as an Individual             Date
  Stockholder